Exhibit 21

Artio Global Investors Inc. Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Organization
Artio Global Holdings LLC	Delaware
Artio Global Management LLC	Delaware
Artio Global Institutional Services LLC	Delaware
Artio Global Investors (Australia) LLC	Delaware
Artio Global Investors (U.K.) Ltd	England and Wales

Artio Global Investors Inc. 2011 Annual Report 103